Exhibit 3.1(j)

State of Delaware Secretary of State Division of Corporations Delivered 11:20 AM 01/02/2019 FILED 11:20 AM 01/02/2019 SR 20190010791 - File Number 3127637	CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

CANNAWAKE CORPORATION

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, CannAwake Corporation (the “corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That the Board of Directors of the corporation on November 1, 2018, adopted resolutions proposing and declaring advisable the following amendment to the Certificate of Incorporation of the corporation:

RESOLVED, that the Board of Directors adopts and approves the following amended first paragraph of Article FOURTH to replace, in its entirety, the first paragraph of Article FOURTH of the corporation’s Certificate of Incorporation:

“FOURTH: The corporation is authorized to issue two classes of shares of stock, designated “Common Stock” and “Preferred Stock”. The total number of shares that the corporation is authorized to issue is Nine Hundred Sixty Million (960,000,000) shares, $0.0001 par value per share. The number of shares of Common Stock authorized is Nine Hundred Fifty Million (950,000,000) shares, $0.0001 par value per share. The number of shares of Preferred Stock authorized is Ten Million (10,000,000) shares, $0.0001 par value per share.”

SECOND: That said amendments were duly adopted in accordance with the provisions of Section 242 and Section 228 of the General Corporation Law of Delaware.

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment of Certificate of Incorporation to be signed by its President this 21st day of December, 2018.

CANNAWAKE CORPORATION

/s/ Scott Stoegbauer
Name:	Scott Stoegbauer
Title:	Chief Executive Officer